As filed with the Securities and Exchange Commission on July 25, 2003
                                                 Registration No. 333-__________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ARRIS GROUP, INC.
             (Exact name of registrant as specified in its charter)


                 DELAWARE                                 58-2588724
     (State or other jurisdiction of         (I.R.S. Employer Identification No.)
      incorporation or organization)

                 11450 TECHNOLOGY CIRCLE, DULUTH, GEORGIA 30097
                                 (678) 473-2000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              LAWRENCE A. MARGOLIS
                 11450 TECHNOLOGY CIRCLE, DULUTH, GEORGIA 30097
                                 (678) 473-2000
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With copies to:

                           W. BRINKLEY DICKERSON, JR.
                              TROUTMAN SANDERS LLP
                     600 PEACHTREE STREET, N.E., SUITE 5200
                           ATLANTA, GEORGIA 30308-2216

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


  TITLE OF EACH                                             PROPOSED         PROPOSED
     CLASS OF                                                MAXIMUM         MAXIMUM         AMOUNT OF
 SECURITIES TO BE                         AMOUNT TO BE      AGGREGATE       AGGREGATE      REGISTRATION
    REGISTERED                             REGISTERED    PRICE PER SHARE  OFFERING PRICE      FEE(1)
    ----------                             ----------    ---------------  --------------      ------
Common Stock, $0.01 par value
per share (2)                              14,000,000         $4.85        $67,900,000        $5,494

(1) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, based on the average of the high and low price per share of the registrant's common stock as reported on the Nasdaq National Market on July 22, 2003.

(2) Includes preferred stock purchase rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 25, 2003

                                14,000,000 SHARES


                                  [ARRIS LOGO]



                                  COMMON STOCK



By this prospectus, Nortel Networks Inc. may offer and sell, from time to time, up to 14,000,000 shares of common stock offered by it under this prospectus. For additional information on the methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution." The shares of common stock registered under this prospectus may be sold by Nortel Networks directly to purchasers or through agents, underwriters, or dealers on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices which will be determined at the time of sale. If required, the name of any agents, underwriters or dealers and any other required information will be set forth in a supplement to this prospectus. We will bear the expenses and fees incurred in registering the shares offered by this prospectus. Nortel Networks will pay any brokerage commissions or discounts attributable to the sale of its shares. We will not receive any of the proceeds from the sale of common stock by Nortel Networks.

Shares of our common stock are listed on the Nasdaq National Market under the symbol "ARRS."

   INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                   THIS PROSPECTUS IS DATED        2003.

                                TABLE OF CONTENTS

About this Prospectus.......................................................       1
Documents Incorporated by Reference.........................................       1
Where You Can Find More Information.........................................       2
About ARRIS.................................................................       3
Risk Factors................................................................       4
Cautionary Statements Concerning Forward-Looking Statements.................       9
Use of Proceeds.............................................................       9
Description of Capital Stock................................................       9
Selling Stockholder.........................................................      13
Certain Transactions between Nortel Networks and ARRIS......................      13
Plan of Distribution........................................................      15
Experts.....................................................................      16
Legal Matters...............................................................      16

As used in this prospectus, the terms "ARRIS," "we," "our" and "us" each refer to ARRIS Group, Inc. and its consolidated subsidiaries, as appropriate in the context.

                              ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this process, Nortel Networks, over the next two years, may sell up to 14,000,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock Nortel Networks may offer. The stockholder of record in this offering is Nortel Networks Inc., a wholly-owned subsidiary of Nortel Networks Limited, which is in turn a wholly-owned subsidiary of Nortel Networks Corporation. Nortel Networks Corporation exercises sole voting and investment power with respect to the shares being offered hereby by Nortel Networks Inc. For convenience, this prospectus uses "Nortel Networks" to refer to both Nortel Networks Corporation and Nortel Networks Inc. and specifies the specific entity only where material.

Each time Nortel Networks sells common stock under this prospectus, it will provide, to the extent required by law, a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both the prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                       DOCUMENTS INCORPORATED BY REFERENCE

We are "incorporating by reference" some of the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, unless such information is updated by this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 001-16631) after the initial filing of the registration statement that contains this prospectus and prior to the termination of this offering:

      (a)   Our Annual Report on Form 10-K for the year ended December 31, 2002;

      (b)   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
            2003;

      (c) Our Current Reports on Form 8-K, dated January 9, February 12, March 10, March 11, March 13, March 18, March 27, June 12 and July 23, 2003, respectively;

      (d) Our Proxy Statement for our Annual Meeting of Stockholders held on May 22, 2003 (other than the material contained under the captions "Compensation Committee Report on Executive Compensation," "Report of the Audit Committee," "Performance Graph" and "Independent Auditors and Their Fees");

      (e) The description of our common stock contained in our Registration Statement on Form 8-A filed on August 3, 2001, as amended by our Registration Statement on Form 8-A/A filed on August 7, 2001, including any amendments or reports filed for the purpose of updating such descriptions; and

      (f) The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A/A filed on October 3, 2002, including any amendments or reports filed for the purpose of updating such description.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: ARRIS Group, Inc., 11450 Technology Circle, Duluth, Georgia 30097, (678) 473-2000, Attn: Secretary.

                       WHERE YOU CAN FIND MORE INFORMATION

ARRIS files annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by ARRIS with the SEC can be inspected and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and from the website that the SEC maintains at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. ARRIS' stock is quoted on the Nasdaq National Market under the symbol "ARRS."

We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the Internet at the SEC's website. We have included this prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in the prospectus. You can receive a copy of the entire registration statement as described above. Although this prospectus describes the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read those exhibits for a more complete description of the document or matter involved.

This prospectus is part of the registration statement and does not contain all of the information in the registration statement. Whenever reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are part of the registration statement for a copy of the referenced contract or document.

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making, and the selling stockholder is not permitted to make, an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus or a prospectus supplement or amendment or any documents incorporated by reference therein is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

                                   ABOUT ARRIS

We develop and supply equipment and technology for cable system operators and other broadband service providers which allow them to deliver a full range of integrated voice, video and data services to their subscribers. Further, we are a leading supplier of infrastructure products used by cable system operators in the build-out and maintenance of hybrid-fiber coaxial, or HFC, networks.

We are the successor to ANTEC Corporation. In August 2001, Nortel Networks LLC and ANTEC combined their joint venture, Arris Interactive L.L.C., with ANTEC to create our current company, ARRIS Group, Inc.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 11450 Technology Circle, Duluth, Georgia 30097, and our telephone number is (678) 473-2000. We also have a worldwide website at http://www.arrisi.com. The information on our website is not incorporated by reference in this prospectus.

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and in our other filings incorporated by reference before deciding to invest in our common stock. The risks described below and in our other filings incorporated by reference are not the only ones facing us. Additional risks not presently known to us, or which we currently consider immaterial also may adversely affect us. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

OUR BUSINESS IS DEPENDENT ON CUSTOMERS' CAPITAL SPENDING ON BROADBAND COMMUNICATION SYSTEMS, AND REDUCTIONS BY CUSTOMERS IN CAPITAL SPENDING COULD ADVERSELY AFFECT OUR BUSINESS.

Our performance has been largely dependent on customers' capital spending for constructing, rebuilding, maintaining or upgrading broadband communications systems. Capital spending in the telecommunications industry is cyclical. A variety of factors will affect the amount of capital spending, and therefore, our sales and profits, including:

      -     general economic conditions;

      -     availability and cost of capital;

      -     other demands and opportunities for capital;

      -     regulations;

      -     demands for network services;

      -     competition and technology; and

      -     real or perceived trends or uncertainties in these factors.

Developments in the industry and in the capital markets over the past two years have reduced access to funding for new and existing customers, causing delays in the timing and scale of deployments of our equipment, as well as the postponement or cancellation of certain projects by our customers. In addition, during the same period, we and other vendors received notification from several customers that they were canceling new projects or scaling back existing projects or delaying new orders to allow them to reduce inventory levels which were in excess of their current deployment requirements.

Further, several of our customers have accumulated significant levels of debt and have recently announced, or are expected to announce, financial restructurings, including bankruptcy filings. For example, Adelphia has been operating under bankruptcy since June 2002. Even if the financial health of that company and other customers improves, we cannot assure you that these customers will be in a position to purchase new equipment at levels we have seen in the past. In addition, Adelphia's bankruptcy filing has further heightened concerns in the financial markets about the domestic cable industry. This concern, coupled with the current uncertainty and volatile capital markets, has affected the market values of domestic cable operators and may further restrict their access to capital.

DEVELOPMENTS RELATING TO CABOVISAO MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

Cabovisao, a Portugal-based MSO, accounted for approximately 6% of our total sales in 2002. As of July 1, 2003, Cabovisao owed us approximately 18.6 million euros, substantially all of which was past due. Cabovisao had committed to a schedule of 2003 payments to us for our products and services but failed to make the February through June payments by their due dates. On June 13, 2003, Cabovisao's parent, Csii, filed for court-supervised restructuring and recapitalization. While Csii has announced that its bankers have provided waivers pertaining to the maturity of Cabovisao's credit facility until October 31, 2003, and that it expects to implement a restructuring plan providing for an infusion of new equity, we cannot assure you that Cabovisao's account with us will be ultimately collected. We currently are discussing with Cabovisao a payment plan that, if agreed to, would provide it with a discount on its obligations to us in exchange for a near-term partial payment of its account and future payments. We have increased our reserves for doubtful accounts as of June 30, 2003 to reflect our estimate of the amount that we are likely to receive. We will not deliver further products to Cabovisao until we have a satisfactory payment plan with Cabovisao, and we cannot assure you that we will make any sales to Cabovisao in the future.

THE MARKETS IN WHICH WE OPERATE ARE INTENSELY COMPETITIVE, AND COMPETITIVE PRESSURES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

The markets for broadband communication systems are extremely competitive and dynamic, requiring the companies that compete in these markets to react quickly and capitalize on change. This will require us to retain skilled and experienced personnel as well as deploy substantial resources toward meeting the ever-changing demands of the industry. We compete with national and international manufacturers, distributors and wholesalers including many companies larger than us. Our major competitors include:

      -     ADC Telecommunications, Inc.;

      -     Broadband Services, Inc.;

      -     Cisco Systems, Inc.;

      -     Juniper Networks, Inc.;

      -     Motorola, Inc.;

      -     Riverstone Networks, Inc.;

      -     Scientific-Atlanta, Inc.;

      -     Tellabs, Inc.;

      -     Terayon Communications Systems, Inc.; and

      -     TVC Communications, Inc.

The rapid technological changes occurring in the broadband markets may lead to the entry of new competitors, including those with substantially greater resources than ours. Because the markets in which we compete are characterized by rapid growth and, in some cases, low barriers to entry, smaller niche market companies and start-up ventures also may become principal competitors in the future. Actions by existing competitors and the entry of new competitors may have an adverse effect on our sales and profitability. The broadband communications industry is further characterized by rapid technological change. In the future, technological advances could lead to the obsolescence of some of our current products, which could have a material adverse effect on our business.

Further, many of our larger competitors are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus and therefore will not be as susceptible to downturns in a particular market. In addition, several of our competitors have been in operation longer than we have been, and therefore they have more long-standing and established relationships with domestic and foreign broadband service users. We may not be able to compete successfully in the future, and competition may harm our business.

OUR BUSINESS HAS PRIMARILY COME FROM SEVERAL KEY CUSTOMERS. THE LOSS OF ONE OF THESE CUSTOMERS OR A SIGNIFICANT REDUCTION IN SERVICES TO ONE OF THESE CUSTOMERS WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

Our two largest customers are Cox Communications and Comcast (primarily through the recently acquired AT&T Broadband business). For the quarter ended March 31, 2003, sales to Cox Communications accounted for approximately 27.5% of our total revenues, while sales to Comcast (including AT&T Broadband) accounted for approximately 26.1%. We currently are the exclusive provider of telephony products for both Cox Communications and, in eight metro areas, Comcast, as successor to AT&T Broadband. In addition, we have two other customers who accounted for more than 5% each of our total revenues for the quarter ended March 31, 2003. The loss of Cox Communications, Comcast, or one of our other large customers, or a significant reduction in the services provided to any of them, would have a material adverse impact on our business. In addition, as a result of the merger of Comcast with AT&T Broadband in late 2002, we have experienced interruptions in purchasing by the resulting Comcast entity in 2003. Comcast has announced that its initial priority after its acquisition of AT&T Broadband will be to emphasize video and high-speed data operations and focus on improving the profitability of its telephony operations at the expense of subscriber growth. As a result, we experienced a significant decline in sales of our CBR telephony product to Comcast in the fourth quarter of 2002, which has continued into 2003.

OUR CREDIT FACILITY IMPOSES FINANCIAL COVENANTS THAT MAY ADVERSELY AFFECT THE REALIZATION OF OUR STRATEGIC OBJECTIVES.

We and certain of our subsidiaries have entered into a revolving credit facility providing for borrowing up to a committed amount of $115.0 million, with borrowing also limited by a borrowing base determined by reference to eligible accounts receivable and, subject to certain conditions, eligible inventory. The credit facility imposes, among other things, covenants limiting the incurrence of additional debt and liens and requires us to meet certain financial objectives. The credit facility has a maturity date of August 3, 2004. As of July 13, 2003, we had no borrowings outstanding under the credit facility (other than approximately $8.6 million in letters of credit), and our borrowing base was $37.8 million. Any acceleration of the maturity date of the credit facility could have a material adverse effect on our business, including preventing the redemption of the notes due 2008.

WE HAVE SIGNIFICANT STOCKHOLDERS THAT MAY NOT ACT CONSISTENTLY WITH THE INTERESTS OF OUR OTHER STOCKHOLDERS.

As of July 24, 2003, Nortel Networks owned approximately 18.7% of our common stock and Liberty Media Group beneficially owned approximately 10.3% of our common stock. These respective ownership interests result in both Nortel Networks and Liberty Media having a significant influence over us. Nortel Networks and Liberty Media may exert their respective influences or sell their respective shares at a time or in a manner that is inconsistent with the interests of our other stockholders. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could have a depressive effect on the market price of our common stock.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY.

On October 3, 2002, our board of directors approved the adoption of a shareholder rights plan, commonly known as a "poison pill." This plan is not intended to prevent a takeover, but is intended to protect and maximize the value of shareholders' interests. This poison pill could make it more difficult for a third party to acquire us or may delay that process.

WE MAY DISPOSE OF EXISTING PRODUCT LINES OR ACQUIRE NEW PRODUCT LINES IN TRANSACTIONS THAT MAY ADVERSELY IMPACT US AND OUR FUTURE RESULTS.

On an ongoing basis, we evaluate our various product offerings in order to determine whether any should be sold or closed and whether there are businesses that we should pursue acquiring. Future acquisitions and divestitures entail various risks, including:

      - the risk that acquisitions will not be integrated or otherwise perform as expected;

      - the risk that we will not be able to find a buyer for a product line while product line sales and employee morale will have been damaged because of general awareness that the product line is for sale; and

      - the risk that the purchase price obtained will not be equal to the book value of the assets for the product line that we sell.

PRODUCTS CURRENTLY UNDER DEVELOPMENT MAY FAIL TO REALIZE ANTICIPATED BENEFITS.

Rapidly changing technologies, evolving industry standards, frequent new product introductions and relatively short product life cycles characterize the markets for our products. The technology applications currently under development by us may not be successfully developed. Even if the developmental products are successfully developed, they may not be widely used or we may not be able to successfully exploit these technology applications. To compete successfully, we must quickly design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, we may not be able to successfully develop or introduce these products if our products:

      -     are not cost-effective;

      -     are not brought to market in a timely manner;

      -     fail to achieve market acceptance; or

      -     fail to meet industry certification standards.

Furthermore, our competitors may develop similar or alternative new technology applications that, if successful, could have a material adverse effect on us. Our strategic alliances are based on business relationships that have not been the subject of written agreements expressly providing for the alliance to continue for a significant period of time. The loss of a strategic partner could have a material adverse effect on the progress of new products under development with that partner.

CONSOLIDATIONS IN THE TELECOMMUNICATIONS INDUSTRY COULD RESULT IN DELAYS OR REDUCTIONS IN PURCHASES OF PRODUCTS, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

The telecommunications industry has experienced the consolidation of many industry participants, and this trend is expected to continue. We and one or more of our competitors may each supply products to businesses that have merged, such as AT&T Broadband and Comcast, or will merge in the future. Consolidations could result in delays in purchasing decisions by the merged businesses, and we could play either a greater or lesser role in supplying the communications products to the merged entity. These purchasing decisions of the merged companies could have a material adverse effect on our business. For example, we experienced purchasing delays while the Comcast and AT&T Broadband deal was pending and have experienced slowdowns since the transaction was completed. Mergers among the supplier base also have increased, and this trend may continue. The larger combined companies with pooled capital resources may be able to provide solution alternatives with which we would be put at a disadvantage to compete. The larger breadth of product offerings by these consolidated suppliers could result in customers electing to trim their supplier base for the advantages of one-stop shopping solutions for all of their product needs. Consolidation of the supplier base could have a material adverse effect on our business.

OUR SUCCESS DEPENDS IN LARGE PART ON OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL IN ALL FACETS OF OUR OPERATIONS.

Competition for qualified personnel is intense, and we may not be successful in attracting and retaining key executives, marketing, engineering and sales personnel, which could impact our ability to maintain and grow our operations. Our future success will depend, to a significant extent, on the ability of our management to operate effectively. In the past, competitors and others have attempted to recruit our employees and in the future, their attempts may continue. The loss of services of any key personnel, the inability to attract and retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and other technical professionals, could negatively affect our business.

WE ARE SUBSTANTIALLY DEPENDENT ON CONTRACT MANUFACTURERS, AND AN INABILITY TO OBTAIN ADEQUATE AND TIMELY DELIVERY OF SUPPLIES COULD ADVERSELY AFFECT OUR BUSINESS.

Many components, subassemblies and modules necessary for the manufacture or integration of our products are obtained from a sole supplier or a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks including a potential inability to obtain an adequate supply of required components, subassemblies or modules and reduced control over pricing, quality and timely delivery of components, subassemblies or modules. Historically, we have not generally maintained long-term agreements with any of our suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply could affect our ability to ship products on a timely basis. Any inability to reliably ship our products on time could damage relationships with current and prospective customers and harm our business.

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY ANY DECLINE IN THE DEMAND FOR BROADBAND SYSTEMS DESIGNS AND EQUIPMENT IN INTERNATIONAL MARKETS.

Sales of broadband communications equipment into international markets are an important part of our business. The entire line of our products is marketed and made available to existing and potential international customers. In addition, United States broadband system designs and equipment are increasingly being employed in international markets, where market penetration is relatively lower than in the United States. While international operations are expected to comprise an integral part of our future business, international markets may no longer continue to develop at the current rate, or at all. We may fail to receive additional contracts to supply equipment in these markets.

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY CHANGES IN THE FOREIGN LAWS IN THE COUNTRIES IN WHICH OUR PRODUCTS ARE MANUFACTURED.

A significant portion of our products are manufactured or assembled in Mexico, the Philippines and other foreign countries. The governments of the foreign countries in which our products are manufactured may pass laws that impair our operations, such as laws that impose exorbitant tax obligations or nationalize these manufacturing facilities.

WE FACE RISKS RELATING TO CURRENCY FLUCTUATIONS AND CURRENCY EXCHANGE.

We may encounter difficulties in converting our earnings from international operations to U.S. dollars for use in the United States. These obstacles may include problems moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer.

We are exposed to various market risk factors such as fluctuating interest rates and changes in foreign currency rates. These risk factors can impact results of operations, cash flows and financial position. We manage these risks through regular operating and financing activities and periodically use derivative financial instruments such as foreign exchange forward contracts. There can be no assurance that our risk management strategies will be effective.

OUR PROFITABILITY HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE, WHICH COULD ADVERSELY AFFECT THE PRICE OF OUR STOCK.

We have experienced several years with significant operating losses. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our stock price. In addition, our operating results may be adversely affected by timing of sales or a shift in our product mix.

WE MAY FACE HIGHER COSTS ASSOCIATED WITH PROTECTING OUR INTELLECTUAL PROPERTY.

Our future success depends in part upon our proprietary technology, product development, technological expertise and distribution channels. We cannot predict whether we can protect our technology or whether competitors can develop similar technology independently. We have received and may continue to receive from third parties, including some of our competitors, notices claiming that we have infringed upon third-party patents or other proprietary rights. Any of these claims, whether with or without merit, could result in costly litigation, divert the time, attention and resources of our management, delay our product shipments, or require us to enter into royalty or licensing agreements. If a claim of product infringement against us is successful and we fail to obtain a license or develop non-infringing technology, our business and operating results could be adversely affected.

           CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain numerous forward-looking statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock or ownership interests and other matters. The words "estimate," "project," "intend," "expect," "believe," "forecast" and similar expressions are intended to identify these forward-looking statements, but some of these statements may use other phrasing. Any statement in this document that is not a historical fact also is a forward-looking statement. Except to the extent required by applicable law, we expressly disclaim any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document. Such forward-looking statements, wherever they occur in this document or documents incorporated by reference into this document, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements are described in the risk factors above and elsewhere in this document. In addition to the foregoing, (1) all of the factors affecting our business may not have been correctly identified and assessed; (2) the publicly available and other information, upon which the analysis contained in this document is based, may not be complete or correct; (3) the analysis may not be correct; or (4) the strategies, which are based in part on this analysis, may not be successful.

                                 USE OF PROCEEDS

Nortel Networks will receive all of the proceeds from the sale of common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by Nortel Networks but have agreed to bear certain expenses associated with registering the shares under federal and state securities laws.


                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock is 325,000,000 shares consisting of 320,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share, in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the board of directors for each series. The following summary description of certain provisions of our certificate of incorporation and by-laws does not purport to be complete and is qualified in its entirety by reference to said provisions.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

The shares of our common stock to be offered hereby by the selling stockholder are fully paid and non-assessable.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue.

PREFERRED STOCK

We have authorized 5,000,000 shares of preferred stock which may be issued with such preferences and voting rights as the board of directors, without further approval by the stockholders, may determine by duly adopted resolution. See "Certain Charter and By-Law Provisions." We have no shares of preferred stock issued and outstanding. With the adoption of our shareholder rights plan on October 3, 2002, we designated 320,000 shares of preferred stock as Series A Participating Preferred Stock.

SHAREHOLDER RIGHTS PLAN

Our board of directors has declared a dividend of one right for each outstanding share of our common stock to holders of record of our common stock at the close of business on October 25, 2002, called the "record date." Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share, at a purchase price of $37.00, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of October 3, 2002, between ARRIS and The Bank of New York, as rights agent.

Initially, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. The rights will separate from the common stock and a distribution date will occur upon the earlier of:

      - ten business days following a public announcement that a person or group of affiliated or associated persons has (subject to certain exceptions) acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us (such person, subject to certain exceptions, an "acquiring person"), or

      - ten business days (or such later date as the board shall determine) following (x) the commencement of a tender offer or exchange offer that, if successfully completed, would result in a person or group becoming an acquiring person of such outstanding shares of our common stock or (y) the date of the public announcement of the interest of any person or group (subject to certain exceptions) to commence a tender offer or exchange offer that, if successfully completed, would result in the person becoming an acquiring person of such outstanding shares of our common stock.

The rights agreement provides that, until the distribution date (or the earlier expiration or redemption of the rights), we will issue one new right for each share of common stock issued by us after the record date. The rights are not exercisable until the distribution date and will expire at the close of business on October 3, 2012, unless earlier redeemed by us.

Each share of Series A Participating Preferred Stock purchasable upon exercise of the rights will have a preferential dividend equal to 1,000 times the aggregate per share amount of all cash dividends declared on the common stock, and 1,000 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of common stock or a subdivision of the outstanding common stock) declared on the shares of common stock. In the event of our liquidation, dissolution or winding up, the holders of the Series A Participating Preferred Stock will be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount distributed per share to each holder of shares of common stock plus any accrued and unpaid dividends on the Series A Participating Preferred Stock. In the event of any merger, consolidation, combination or other transaction in which shares of common stock are exchanged, each share of Series A Participating Preferred Stock will be similarly exchanged in an amount per share equal to 1,000 times the amount and type of consideration received per share of common stock. The rights of the shares of Series A Participating Preferred Stock as to dividends and liquidation, and in the event of a merger or consolidation, are protected by antidilution provisions.

In the event a person becomes an acquiring person, each holder of a right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the company) having a value equal to two times the exercise price of the right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void.

In the event that, at any time following the stock acquisition date, (1) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (2) 50% or more of our assets, cash flow or earning power is sold or transferred, each holder of a right (except rights which previously have been voided) shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

At any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board may exchange the rights (other than rights owned by the person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock per right (subject to adjustment). At any time prior to ten business days following the stock acquisition date, our board may redeem the rights in whole, but not in part, at a price of $0.001 per right (payable in cash, common stock or other consideration deemed appropriate by the board). Immediately upon the action of the board ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.001 redemption price.

The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire us and to provide our board of directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors.

CERTAIN CHARTER AND BY-LAW PROVISIONS

Pursuant to the provisions of the Delaware General Corporation Law, or DGCL, we have adopted provisions in our certificate of incorporation and by-laws which require us to indemnify our officers and directors to the fullest extent permitted by law, and which eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their duty of due care except

      -     for any breach of the duty of loyalty;

      - for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of laws;

      - for liability under Section 174 of the DGCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or

      - for any transaction from which the director derived any improper personal benefit.

These provisions do not eliminate a director's duty of care. Moreover, the provisions do not apply to claims against a director for violation of certain laws, including Federal securities laws. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors and officers.

Our certificate of incorporation includes a provision which allows the board of directors, without stockholder approval to issue up to 5,000,000 shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

DELAWARE ANTI-TAKEOVER LAW

We are a Delaware corporation that is subject to Section 203 of the DGCL. Under
Section 203 certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

      - the corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made such election);

      - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

      - upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

      - the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own.

The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

COMMON STOCK MARKET DATA AND DIVIDENDS

On August 6, 2001, our common stock began trading on the Nasdaq National Market under the symbol "ARRS." Prior to the ARRIS reorganization on August 3, 2001, our common stock traded on the Nasdaq National Market under the symbol "ANTC."

The following table reports the high and low trading prices per share of our common stock as reported by the Nasdaq National Market for each of the quarters since January 1, 2001.

                                                         HIGH           LOW
                                                         ----           ---
2001
First Quarter.....................................     $  14.38      $   6.63
Second Quarter....................................        15.76          5.25
Third Quarter.....................................        13.59          2.68
Fourth Quarter....................................        11.65          3.18
2002
First Quarter.....................................     $  10.70      $   7.71
Second Quarter....................................         9.90          3.13
Third Quarter.....................................         5.10          3.04
Fourth Quarter....................................         4.09          1.50
2003
First Quarter.....................................     $   5.73      $   3.23
Second Quarter....................................         6.70          3.63
Third Quarter (through July 24, 2003).............         5.35          4.16

On July 24, 2003, the last reported sales price for our common stock as reported by the Nasdaq National Market was $5.06 per share. As of July 24, 2003, there were approximately 302 record holders of our common stock.

We have not paid cash dividends on our common stock since our inception. Our credit agreement contains covenants that prohibit us from paying such dividends. On October 3, 2002, to implement our shareholder rights plan, our board of directors declared a dividend consisting of one right for each share of our common stock outstanding at the close of business on October 25, 2002. Each right represents the right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock and becomes exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock or announces a tender or exchange offer for 15% or more of our common stock or under other similar circumstances.

                               SELLING STOCKHOLDER

      The following table sets forth certain information regarding the beneficial ownership, as of July 24, 2003, of shares of our common stock by Nortel Networks and the beneficial ownership of common stock as adjusted to reflect the sale of the common stock by Nortel Networks as if the sale of all of the shares had occurred as of July 24, 2003. Except as otherwise indicated, to our knowledge, Nortel Networks Corporation has sole voting and investment power with respect to the securities held of record by Nortel Networks Inc. The amounts set forth below are based upon information provided to us by Nortel Networks, or on our records, and are accurate to the best of our knowledge. It is possible, however, that Nortel Networks may acquire or dispose of additional shares of our common stock from time to time after the date of this prospectus and any changes of which we are advised will be set forth in a prospectus supplement to the extent so required. See "Plan of Distribution." The common stock offered by this prospectus may be offered from time to time by Nortel Networks, or any of its pledgees, assignees, donees, distributees, transferees or other successors in interest to any or all of the shares of ARRIS common stock held by it.

                                            NO. OF SHARES                         PERCENTAGE OF
                                                OWNED                             COMMON STOCK
                       RELATIONSHIP WITH      PRIOR TO      NO. OF SHARES TO BE    OWNED AFTER
        NAME                 ARRIS           TRANSACTION    OFFERED FOR RESALE         SALE
--------------------   -----------------    -------------   -------------------   -------------
Nortel Networks Inc.       See below.        14,000,000          14,000,000            0%


             CERTAIN TRANSACTIONS BETWEEN NORTEL NETWORKS AND ARRIS

ARRIS INTERACTIVE L.L.C. OPERATING AGREEMENT

On August 3, 2001, we acquired Nortel Networks' portion of Arris Interactive L.L.C., which was a joint venture formed by Nortel Networks LLC, the predecessor-in-interest of Nortel Networks Inc., and us in 1995. As part of this transaction, Nortel Networks LLC exchanged its remaining ownership interest in Arris Interactive for 37 million shares of ARRIS common stock and a Class B membership interest in Arris Interactive with a face amount of $100 million. The Class B membership interest earned a return of 10% per annum, compounded annually. In June 2002, we entered into an option agreement with Nortel Networks that permitted us to redeem the Class B membership interest in Arris Interactive at a discount of 21% prior to June 30, 2003. To further induce us to redeem the Class B membership interest, Nortel Networks offered to forgive an additional $5.9 million of the amount owed Nortel Networks if we redeemed the Class B membership interest prior to March 31, 2003. We used approximately $88.4 million of the proceeds of our March 2003 offering of our 4 -1/2% convertible subordinated notes due 2008 to redeem the entire Class B membership interest.

OPTION SIDE-LETTER

In March 2003 Nortel Networks granted us an option to purchase up to 16 million shares of ARRIS common stock from Nortel Networks at a discount to the prevailing market price at the time of purchase, subject to various conditions. On March 24, 2003, in accordance with the terms of this option agreement, we purchased 8 million shares for an aggregate purchase price of $28.0 million. Pursuant to the terms of the option agreement, there was also a reduction in the forgiveness of the earnings on the Class B membership interest in Arris Interactive L.L.C. The option expired on June 30, 2003.

REGISTRATION RIGHTS AGREEMENT

In connection with our acquisition of Nortel Networks' interest in Arris Interactive, we and Nortel Networks entered into a registration rights agreement. Under this agreement, we granted Nortel Networks registration rights for the common stock issued to Nortel Networks in connection with the acquisition of Arris Interactive. Nortel Networks has the right to require us to initiate a public offering for any shares requested to be sold by Nortel Networks, provided that, with the exception of the 6 million shares covered by our March 11, 2003 letter of amendment with Nortel Networks, the number of shares requested to be sold by Nortel Networks is equal to at least 5% of our then outstanding shares of common stock and Nortel Networks may exercise its rights to request a registration once during any 90-day period.

Additionally, Nortel Networks has the right to participate in and sell shares of stock held by it during any public offering of our stock, whether offered by us or any other stockholder. We have agreed to pay for Nortel Networks' expenses relating to its participation in a public offering, whether or not the offering is initiated by Nortel Networks. We may not grant registration rights to other stockholders superior to those granted to Nortel Networks without also offering such superior registration rights to Nortel Networks.

INVESTOR RIGHTS AGREEMENT

In connection with our acquisition of Nortel Networks' interest in Arris Interactive, we and Nortel Networks also entered into an investor rights agreement governing certain aspects of the relationship between Nortel Networks and us. We and Nortel Networks originally entered into the investor rights agreement on October 18, 2000. The agreement was subsequently amended on April 9, 2001, August 3, 2001 and June 7, 2002.

The investor rights agreement contains, among other things, rights relating to and limitations on transactions of our common stock by Nortel Networks. Nortel Networks has agreed that it generally will not acquire additional shares of our common stock, make any proposals seeking a business combination involving us, except as provided in the investor rights agreement, or make any similar arrangements regarding our voting securities, engage in a proxy contest or solicitation, call a meeting of stockholders or seek stockholder approval of any action or participate in a group with other holders of our voting securities. However, Nortel Networks may participate in discussions or negotiations regarding the acquisition of ARRIS by an unaffiliated third party. The third-party offer must be for at least 90% of the outstanding shares of our common stock held by stockholders other than Nortel Networks, its affiliates or the third party. In addition, at least a majority of the shares of our common stock held by these stockholders must be tendered in the third-party offer. The per share consideration offered to Nortel Networks and its affiliates in the third-party offer may be below the consideration offered to stockholders unaffiliated with Nortel Networks or the third party.

In addition, the investor rights agreement places limitations on Nortel Networks' ability to sell or transfer any shares of common stock, except a transfer to an affiliate of Nortel Networks. Generally, Nortel Networks may sell or transfer shares of common stock only in the following transactions:

      - in a bona fide public offering effected in accordance with the registration rights agreement;

      - in a bona fide open market transaction as permitted by the provisions of Rule 144 under the Securities Act of 1933; or

      -     in a privately-negotiated transaction.

The investor rights agreement may be terminated by either ARRIS or Nortel Networks if:

      -     a transaction as a result of a third-party offer is consummated;

      -     the parties mutually agree in writing; or

      - at any time after Nortel Networks and its affiliates cease to own shares representing at least 10% of the total voting power of ARRIS.

Following the Arris Interactive acquisition in 2001 and in accordance with the investor rights agreement, Nortel Networks designated two new members of our board of directors. Because Nortel Networks' ownership of shares of ARRIS common stock has fallen below 20% of our outstanding common stock (but it is greater than 10% of our outstanding common stock), Nortel Networks currently is entitled to designate only one member of our board of directors. If Nortel Networks and its affiliates cease to own shares representing at least 10% of our outstanding common stock, then it is not entitled to any nominees on the board and it will cause the resignation of its nominee then serving on the board. Nortel Networks has agreed to vote its shares of our common stock for the election of the slate of nominees proposed by us for election to our board of directors so long as Nortel Networks' nominee is included in such slate. Nortel Networks is otherwise free to vote such shares as it elects.

In addition to the agreements and transactions described in this section, we and Nortel Networks are parties to other agreements which are described in the Proxy Statement for our Annual Meeting of Stockholders, which was held on May 22, 2003, under the caption "Certain Relationships and Related Transactions," including but not limited to a transitional services agreement, a loaned employee agreement, a component supply agreement, a development agreement, sales representation agreements (the last of which terminated in December 2002) and a lease agreement.

                              PLAN OF DISTRIBUTION

Nortel Networks, or its pledgees, assignees, donees, distributees, transferees, or any other successors in interest to any or all of the shares of our common stock held by Nortel Networks, has advised us that it may sell the shares from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. Subject to the limitations set forth in the investor rights agreement between us and Nortel Networks, Nortel Networks may sell the shares by one or more of the following methods, without limitation:

      - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      - purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

      - an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

      - ordinary brokerage transactions and transactions in which the broker solicits purchases;

      -     privately negotiated transactions;

      -     short sales;

      - through the writing of options on the shares, whether or not the options are listed on an options exchange;

      - through the distribution of the shares by Nortel Networks to its partners, members, stockholders or creditors;

      - one or more underwritten offerings on a firm commitment or best efforts basis; and

      -     any combination of any of these methods of sale.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

Nortel Networks may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals or as agents of Nortel Networks. Broker-dealers may agree to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for Nortel Networks, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

Subject to the limitations set forth in the investor rights agreement, Nortel Networks may pledge, hypothecate or grant a security interest in some or all of its shares. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be a selling stockholder. In addition, subject to the limitations set forth in the investor rights agreement, Nortel Networks may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of Nortel Networks' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from Nortel Networks and/or purchasers of Nortel

Networks' shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Nortel Networks and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

Subject to the limitations set forth in the investor rights agreement, Nortel Networks may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with them, including, without limitation, in connection with distributions of the shares by those broker-dealers. Nortel Networks may enter into options or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares pursuant to this prospectus. Nortel Networks may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby pursuant to this prospectus.

Nortel Networks and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by Nortel Networks and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of Nortel Networks and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

We agreed to register the shares under the Securities Act, and, with certain exceptions, to keep the registration statement, of which this prospectus is a part, effective and usable until no later than two years following the date of initial effectiveness of such registration statement, which effectiveness shall terminate upon the occurrence of certain agreed upon events. We have agreed to pay all expenses in connection with the preparation and filing of the registration statement, excluding underwriting discounts, concessions, commissions or fees and expenses of Nortel Networks, such as fees and expenses of counsel of Nortel Networks.

We will not receive any proceeds from sales of any shares by Nortel Networks.

We cannot assure you that Nortel Networks will sell all or any portion of the shares offered hereby.

                                     EXPERTS

The consolidated financial statements of ARRIS Group, Inc. appearing in ARRIS Group, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

                                    ITEM 14.
                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the estimated costs and expenses of ARRIS in connection with the issuance and distribution of the common stock being registered hereby:

SEC registration fee.......................        $    5,494
Printing and engraving costs...............        $    1,000
Accounting fees and expenses...............        $   15,000
Legal fees and expenses....................        $   25,000
Miscellaneous..............................        $    5,000
                                                   ----------
Total......................................        $   51,494

All of the above items are estimates except the SEC registration fee. All of such estimated expenses will be borne by ARRIS.

                                    ITEM 15.
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses (including attorneys' fees) that such person actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreement, vote or otherwise.

                                    ITEM 16.
                                 EXHIBITS INDEX

Exhibit No.       Description
-----------       -----------
     4.1          Form of Certificate of Common Stock, incorporated by reference to Exhibit 4.1 to ARRIS' Registration Statement on Form S-4
                  (File No. 333-61524).

     4.2 Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to ARRIS'
                  Registration Statement on Form S-4 (File No. 333-61524).

     4.3 Certificate of Amendment to Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.2 to ARRIS' Registration Statement on Form S-4 (File No.
                  333-61524).

     4.4 By-laws of ARRIS, incorporated by reference to Exhibit 3.2 to ARRIS' Registration Statement on Form S-4 (File No.
                  333-61524).

     4.5 Rights Agreement, incorporated by reference to Exhibit 4.1 to ARRIS' Current Report on Form 8-K filed on October 3, 2002.

     5            Opinion of Troutman Sanders LLP.

     23.1         Consent of Ernst & Young LLP.

     23.2         Consent of Troutman Sanders LLP (included in Exhibit 5).

     24           Powers of Attorney (included on signature page).

                                    ITEM 17.
                                  UNDERTAKINGS

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            Provided however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities arising under the Securities Act of 1933 (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the submitted issue.

      The undersigned registrant hereby further undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Georgia, on July 25, 2003.

                                        ARRIS GROUP, INC.
                                        (Registrant)

                                        By:  /s/ Robert J. Stanzione
                                             -----------------------------------
                                             Robert J. Stanzione, President,
                                             Chief Executive Officer and
                                             Chairman of the Board

      Pursuant to the requirements of the Securities Act, this registration statement has been signed on July 25, 2003 by the following persons in the capacities indicated.

      The undersigned officers and directors of ARRIS hereby severally constitute Lawrence A. Margolis and David B. Potts, or either of them, our true and lawful attorney with full power, to sign for us and in our names in the capacities indicated above, the registration statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and generally do to all such things in our name and behalf in our capacities as officers and directors to enable ARRIS to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratify and confirming our signatures as they may be signed by our attorneys, or any of them, to said registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and any and all amendments thereto.

/s/ Robert J. Stanzione
--------------------------------------------
Robert J. Stanzione, President,
Chief Executive Officer and
Chairman of the Board
(Principal Executive Officer)


/s/ Lawrence A. Margolis
--------------------------------------------
Lawrence A. Margolis, Executive Vice
President and Chief Financial Officer
(Principal Financial Officer)


/s/ David B. Potts
--------------------------------------------
David B. Potts, Senior Vice President of
Finance and Chief Information Officer
(Principal Accounting Officer)

/s/ Alex B. Best
--------------------------------------------
Alex B. Best, Director

/s/ Harry L. Bosco
--------------------------------------------
Harry L. Bosco, Director

/s/ John (Ian) Anderson Craig
--------------------------------------------
John (Ian) Anderson Craig, Director

/s/ Randy K. Dodd
--------------------------------------------
Randy K. Dodd, Director

/s/ Matthew B. Kearney
--------------------------------------------
Matthew B. Kearney, Director

/s/ William H. Lambert
--------------------------------------------
William H. Lambert, Director

/s/ John R. Petty
--------------------------------------------
John R. Petty, Director

/s/ Larry Romrell
--------------------------------------------
Larry Romrell, Director

                                 EXHIBITS INDEX

Exhibit No.       Description
-----------       -----------
      4.1         Form of Certificate of Common Stock, incorporated by reference to Exhibit 4.1 to ARRIS' Registration Statement on Form S-4
                  (File No. 333-61524).

      4.2 Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to ARRIS'
                  Registration Statement on Form S-4 (File No. 333-61524).

      4.3 Certificate of Amendment to Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.2 to ARRIS' Registration Statement on Form S-4 (File No.
                  333-61524).

      4.4 By-laws of ARRIS, incorporated by reference to Exhibit 3.2 to ARRIS' Registration Statement on Form S-4 (File No.
                  333-61524).

      4.5 Rights Agreement, incorporated by reference to Exhibit 4.1 to ARRIS' Current Report on Form 8-K filed on October 3, 2002.


      5           Opinion of Troutman Sanders LLP.

      23.1        Consent of Ernst & Young LLP.

      23.2        Consent of Troutman Sanders LLP (included in Exhibit 5).

      24          Powers of Attorney (included on signature page).